Liquidation

LB-UBS Commercial Mortgage Trust 2002 - C1
Historical Liquidation Report
10/11/02

Prospectus ID	Property Name	Property Type	City	State	% Received From Liquidation	Latest Appraisal or Brokers Opinion	Effect Date of Liquidation	Sales Price	Net Amt Received from Sale	Ending Scheduled Balance	Total P&I Advance Outstanding	Total T & I and Other Expense Advnace Outstanding	Servicing Fees Expense	Net Proceeds	Realized Loss	Date Loss Passed thru	Minor Adj to Trust	Date Minor Adj Passed thru	Total Loss with Adjustment	Loss % of Scheduled Balance

Nothing to Report

Total all Loans:

Current Month Only:

Servicing Fee Expense includes fees such as Liquidation or Disposition fees charged by the Special Servicer

Last Updated on 10/25/02
By LSancho